THIS DOCUMENT IS BEING FILED WITH THE COMMISSION AS SOLICITATION MATERIAL AND HAS ALREADY BEEN MAILED TO SHAREHOLDERS.

                                   COMPOSITE
                                 Group of Funds


September 29, 1995


Dear Shareholder:

I'm pleased to inform you that the board of directors of the Composite Northwest 50 Fund has approved management's recommendation for the fund to become a fully managed, diversified portfolio known as the Composite Northwest Fund. Implementation of the change will be subject to shareholder approval.

By "de-coupling" the fund from the Composite Northwest 50 Index, we will give the Portfolio Manager greater flexibility to focus on companies located or doing business in the Northwest. In addition, the Manager will be able to continue to capitalize on our proximity and access to successful Northwest companies.

We will be sending shareholders a proxy statement explaining the Composite Northwest Fund in more detail within the next few weeks. Please cast your vote and return it as soon as possible; our goal is to have sufficient votes gathered in time for a special shareholders' meeting to be held in mid-December, with implementation by year-end. If you have any questions about this proposal, please call your registered representative or customer service representative at 1-800-543-8072.

We are confident the Composite Northwest Fund should serve you and other shareholders very well.

Sincerely,



William G. Papesh
President